Profit-Sharing Mobile Bank

"The Social & Responsible Banking Crew"

Earn **10X**, **100X**, or **MORE** than current bank rates.

Accrew is a profit-sharing mobile bank service with high yield checking and savings accounts; returning recurring profits in the form of crypto-equity to users and/or charities for active membership and sharing. A prolific return for members and their crew.



Interchange
Interest Margin
Checking Account
$8,115.12
CrueCash Checking
0.10%
High Yield Savings
$30,272.11
CrueCash Savings APY:
0.40%



THE CREW
DEBIT
VISA



8:35
ACCREW
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Accounts
Accrew Checking
Balance
$187.34
Accrew Savings
Balance
$1,087.24
Wells Fargo Credit Card
Balance
$104.33
Min Payment
$10.02
View All Accounts
Transfers
Deposits
Payments

Shared By Invite Only

5 New Users = **$550+** Profit Share/Tokened Equity Per Year With Interest

$10,000 Account = **5.50% APY**

Crypto-Equity Appreciation By Number of Users

25K Users = 19%
100K Users = 176%
500K Users = 869%
2M Users = 3,160%

Banking Features:
Debit Card, ATM, ACH, Wire, Direct Deposit, Online Bill Pay, & Check Deposit

Rates as of (3/31/21)	Accrew	Traditional Bank	ally	Marcus by Goldman Sachs	robinhood	chime	SoFi
Rate (bps)	10-550+	4-7	10-50	50	30	0-50	1-25
Instant Liquidity	✓	✓	✓		✓	✓	✓
Mobile App	✓	✓	✓	✓	✓	✓	✓
Profit Share Income	✓						
Multiple Accounts	✓	✓	✓			✓	✓
No Fees	✓	✓	✓	✓	✓	✓	✓
Unlimited Transactions	✓	✓	✓		✓	✓	✓
Debit Card	✓	✓	✓		✓	✓	✓
ATM Access	✓	✓	✓		✓	✓	✓
Direct Deposit	✓	✓	✓	✓	✓	✓	✓